UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 6, 2020

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, March 6, 2020.

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Re: Material Fact. Stock Buyback in compliance with Section 64 of the Argentine Capital Market Act (Ley de Mercado de Capitales) and the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores).

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”), in compliance with the provisions of Section 2, Chapter I, Title XII and Section 11, Chapter I, Title II of the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores (“CNV”) (NT 2013), in order to report that on the date hereof the Company’s Board of Directors approved:

(i)

The cancellation, as from the close of trading in the stock exchange on March 9, 2020, of the Company’s stock buyback under the terms and conditions approved by the Board of Directors in its meeting held on November 19, 2019 and

(ii)

A new stock buyback program, in view of the Company’s strong cash position and investments and of the ongoing distortion between the economic value of the Company -measured by its current businesses and those stemming from ongoing projects- and the quoted price of the Company’s shares in the stock exchange, which causes damage to the interests of shareholders. The new stock buyback program is in compliance with Section 64 of the Argentine Capital Market Act (Ley de Mercado de Capitales) No. 26,831 (“Act No. 26,831”) and CNV Rules.

The terms and conditions of the buyback are described herein below:

1. Purpose: to contribute to reducing the distortion existing between the economic value of the Company -measured by its current businesses and those stemming from ongoing projects- and the quoted price of the Company’s shares in the stock exchange, which causes damage to the interests of shareholders.

2. Maximum amount to be invested: up to AR$ 2,500,000,000 (2,5 Billion Argentine Pesos).

3. Maximum number of shares or maximum stake in the capital stock to be subject to the buyback: treasury shares may not exceed, in the aggregate, 10% of the capital stock. In order to comply with the provisions of Section 64 of Act No. 26,831, the shares to be acquired are fully paid-up. As of February 28, 2020, TGS held 4,129,570 treasury American Depositary

Receipts (ADRs) representative of 20,647,850 TGS common shares, equivalent to 2.60% of the capital stock.

4. Daily limit of local stock market transactions: pursuant to the provisions of Act No. 26,831, the daily quantity of shares to be repurchased in the Argentine stock market shall not exceed twenty-five percent (25%) of the share’s average daily trading volume (“ADTV”) for the ninety business days preceding the day of the repurchase.

5. Price to be paid per share: up to a maximum of AR$ 140 (one hundred and forty Argentine Pesos) per share in Bolsas y Mercados Argentinos S.A. stock exchange and of US$ 8.50 (eight point fifty US dollars) per ADR in the New York Stock Exchange. Furthermore, the Company shall not purchase shares or ADRs at a price exceeding the higher of (i) the highest independent bid or (ii) the last independent transaction price quoted or reported in the consolidated system.

6. Source of funding: the buyback shall be made out of realized and liquid earnings and/or the Company’s voluntary Reserve for capital expenditures, acquisition of treasury shares and/or dividends, as per the Financial Statements as of December 31, 2019, which were approved by the Board of Directors meeting held on this date. Such Financial Statements reflect that TGS has the necessary liquidity to carry out such buyback, without affecting its solvency.

7. Period for implementing the buyback: The Company shall carry out the buyback during a period of 180 (one hundred and eighty) calendar days, calculated as from the business day immediately following the date of publication of the buyback in stock exchange media, subject to any renewal or extension of the period as approved by the Board of Directors, which shall be disclosed to the investing public by such means.

8. Internal notification: Directors, statutory auditors, senior managers and employees shall be informed that, during the effective period of the Company’s buyback, they may not sell any shares they hold and/or manage, either directly or indirectly, in TGS during the referred period.

9. Timing: The Company shall not purchase ADRs (i) in the case of the opening transaction in the reported in the consolidated system and (ii) during the ten minutes before the scheduled close of the primary trading session in the market where the purchase is carried out.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: March 6, 2020.